Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 31, 2017		Dec. 30, 2016		Dec. 25, 2015		Dec. 26, 2014		Dec. 27, 2013
EARNINGS:
Earnings before Income Taxes	$3,142		$2,741		$3,138		$3,044		$2,922
Interest Expense	546		578		544		545		561
Amortization of debt discount	(3)		(3)		(3)		(3)		(3)
Interest Portion of Fixed Rent	12		12		14		21		26
Undistributed Earnings of Unconsolidated Subsidiaries	(207)		(51)		(42)		(43)		(42)
Earnings, as Adjusted	$3,490		$3,278		$3,650		$3,564		$3,464

FIXED CHARGES:
Interest Expense	$546		$578		$544		$545		$561
Capitalized Interest	26		25		26		26		21
Amortization of debt discount	(3)		(3)		(3)		(3)		(3)
Interest Portion of Fixed Rent	12		12		14		21		26
Fixed Charges	$581		$613		$581		$590		$606

Ratio of Earnings to Fixed Charges	6.0	x	5.3	x	6.3	x	6.0	x	5.7	x